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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                 TPC CORPORATION
                            (Name of Subject Company)
                            POWER ACQUISITION COMPANY
                            PACIFICORP HOLDINGS, INC.
                                    (Bidders)

                    Class A Common Stock, $.01 par value, and
                      Class B Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    872616107
                     (CUSIP Number of Class A Common Stock)

                               Richard T. O'Brien
                            PacifiCorp Holdings, Inc.
                      Port of Portland Building, Suite 1600
                                700 NE Multnomah
                             Portland, Oregon 97232
                                 (503) 731-2000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                               Stuart W. Chestler
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2300
                           Portland, Oregon 97204-1268
                                 (503) 294-9500

                                      14D-1

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1.   Name of reporting person

     Power Acquisition Company
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     AF
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     Delaware
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7.   Aggregate amount beneficially owned by each reporting person

          17,319,461.7313 Shares of Class A Common Stock
          579,963 Shares of Class B Common Stock
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8.   Check box if the aggregate amount in row (7) excludes certain shares.
                                                                             ___

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9.   Percent of class represented by amount in row (7)

          99.4% of the Outstanding Shares of Class A Common Stock
          100% of the Outstanding Shares of Class B Common Stock
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10.  Type of reporting person

     CO
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
                                      14D-1

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1.   Name of reporting person

     PacifiCorp Holdings, Inc.
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     BK, WC, OO
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     Delaware
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7.   Aggregate amount beneficially owned by each reporting person

          17,319,461.7313 Shares of Class A Common Stock
          579,963 Shares of Class B Common Stock
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8.   Check box if the aggregate amount in row (7) excludes certain shares.
                                                                             ___

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9.   Percent of class represented by amount in row (7)

          99.4% of the Outstanding Shares of Class A Common Stock
          100% of the Outstanding Shares of Class B Common Stock
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10.  Type of reporting person

     CO
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
     Power Acquisition Company and PacifiCorp Holdings, Inc. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on March 18, 1997, as amended by Amendments No. 1 and 2, with respect to their offer to purchase all outstanding shares of Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, of TPC Corporation, a Delaware corporation (the "Company"), as set forth in this Amendment No. 3. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


Item 6.  Interest in Securities of the Subject Company.

     (a) On April 15, 1997, PacifiCorp Holdings, Inc. issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.


Item 10.  Additional Information.

     (f) On April 15, 1997, PacifiCorp Holdings, Inc. issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.


Item 11.  Material to Be Filed as Exhibits.

     (a)(10) Press Release, dated April 15, 1997.


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
                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   April 15, 1997

                                  POWER ACQUISITION COMPANY


                                  By JOHN A. BOHLING
                                     -------------------------------------------
                                     Print Name   John A. Bohling
                                     Title        Vice President


                                  PACIFICORP HOLDINGS, INC.


                                  By RICHARD T. O'BRIEN
                                     -------------------------------------------
                                     Print Name   Richard T. O'Brien
                                     Title        Senior Vice President
                                                    and Chief Financial Officer

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